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                           CONTANGO OIL & GAS COMPANY
                        3700 Buffalo Speedway, Suite 960
                              Houston, Texas 77098
                              (713) 960-1901 Phone
                               (713) 960-1065 Fax

June 6, 2002

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Ms. Melinda Kramer

Re: Contango Oil & Gas Company Registration Statement on Form S-1 (Registration No. 333-88252)

Ladies and Gentlemen:

   Pursuant to Rules 477 and 478 under the Securities Act of 1933, Contango Oil & Gas Company hereby applies to withdraw its Registration Statement on Form S-1 (Registration No. 333-88252) (the "Registration Statement"), which was filed with the Securities and Exchange Commission on May 15, 2002 and became effective on June 3, 2002 pursuant to Section 8(a) of the Securities Act. The grounds for withdrawal are that Contango did not intend for its Registration Statement to become effective on June 3, 2002 and wishes to re-file a new registration statement covering the same securities which will contain a delaying amendment permitting Contango to delay the effectiveness of the registration statement until such time as Contango files a further amendment to that registration statement which specifically requests that such registration statement be declared effective or until the registration statement becomes effective on such date as the Commission, acting pursuant to Section 8(a) may determine. Contango confirms that no securities covered by the Registration Statement have been sold.

Very truly yours,

/s/ Kenneth R. Peak
President and Chief Executive Officer